UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

POINT BLANK SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

001-13112

(CUSIP Number)

Terry S. Brooks P.O. Box 369 Old Westbury, New York 11568
(Name, address and telephone numbers of person authorized to receive notices and communications)

June 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO.: 001-13112

1	Name of Reporting Person: Terry S. Brooks I.R.S. Identification No. of Above Person (Entities Only):
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: PF
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 11,314,391[1]
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 11,314,391[2]
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,314,391[3]
12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (9): 22.12%[4]
14	Type of Reporting Person: IN

___________________

1 See Items 4 and 5 below.

2 See Items 4 and 5 below.

3 See Items 4 and 5 below.

4 See Items 4 and 5 below.

This Schedule 13D relates to the subject matter previously described in the Schedule 13D (the “Prior Schedule 13D”) originally filed with the Securities and Exchange Commission on November 18, 2003 by Terry S. Brooks and David H. Brooks, together with all amendments to the Prior Schedule 13D, including, without limitation, Amendment No. 7, which was filed with the Securities and Exchange Commission on June 25, 2008.  This Schedule 13D is filed by Terry S. Brooks, a natural person (the “Reporting Person”), with respect to shares of Common Stock, par value $0.001 per share (“Common Stock”), of Point Blank Solutions, Inc., a Delaware corporation (the “Issuer”).

ITEM 1.    Security and Issuer

(a)	Title and Class of Security. Common Stock, par value $0.001 per share

(b)	Issuer.	Point Blank Solutions, Inc.
2102 SW 2nd Street
Pompano Beach, FL 33069

ITEM 2.    Identity and Background

2(a)	This Schedule 13D is being filed by Terry S. Brooks.

2(b)	Address: P.O. Box 369 Old Westbury, New York 11568

2(c)	Present Principal Employment: Ms. Brooks is an investor for her own account.

2(d)	Ms. Brooks has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

2(e)
Violations of Federal or State Securities Laws:  Ms. Brooks has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2(f)	Ms. Brooks is a citizen of the United States of America.

ITEM 3.    Source and Amount of Funds or Other Consideration

          Ms. Brooks used personal funds to acquire the shares reported herein.

ITEM 4.    Purpose of Transaction.

                  On June 11, 2007, Ms. Brooks entered into a Separation Agreement (the “Separation Agreement”) with her husband, David H. Brooks.  The Separation Agreement provided, among other things, that simultaneously with the execution of the Separation Agreement on June 11, 2007, Mr. Brooks shall transfer to Ms. Brooks 8,257,099 shares of Issuer Common Stock (the “Separation Shares”).  However, none of the Separation Shares were actually transferred on that date.  On August 28, 2007, the Supreme Court of the State of New York, Erie County, entered a Judgment of Divorce (the “Divorce Judgment”), dissolving the marriage of Mr. and Ms. Brooks.  On September 13, 2007, the Divorce Judgment was entered in the county clerk’s office of Erie County.  On January 4, 2008, the United States District Court for the Eastern District of New York issued a Seizure Warrant in connection with the criminal case pending against Mr. Brooks entitled United States v. Brooks, CR-06-550, ordering that 6,757,099 of the Separation Shares (none of which as of that date had been transferred to Ms. Brooks as per the Separation Agreement) be seized from Mr. Brooks by the Federal Bureau of Investigation.  The balance of the Separation Shares, 1,500,000 shares of Issuer Common Stock, are not subject to any seizure order; however, these shares similarly have not yet been actually transferred to Ms. Brooks.  Accordingly, Mr. Brooks presently remains the record owner of the 8,257,099 Separation Shares.  Thus, until the transfer of the shares is effectuated, Mr. Brooks, as record owner, has the right to vote the Separation Shares.

      Except as set forth herein, the Reporting Person has no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.

ITEM 5.    Interest in Securities of the Issuer

(a)
After giving effect to the terms of the Separation Agreement described in Item 4, Ms. Brooks is the beneficial owner of an aggregate of 11,314,391 shares of Common Stock, constituting approximately 22.12% of the outstanding shares of Common Stock (the percentage of shares owned being based upon the 51,142,261 shares outstanding as of May 5, 2008).

(b)
Ms. Brooks currently has the sole power to vote and dispose of 3,057,292 shares of Common Stock beneficially owned by her and of which she is record owner.  In light of the Seizure Warrant described in Item 4 above, however, Ms. Brooks does not presently have the sole power to vote and dispose of 6,757,099 shares beneficially owned by her because these shares are currently restrained by the government and held by Mr. Brooks as record owner.  The balance of the Separation Shares, 1,500,000 shares, not subject to the Seizure Warrant, are still held by Mr. Brooks as record owner, and, as such, Ms. Brooks does not presently have the sole power to vote these shares.

(c)	See Item 4 above.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                          Not applicable.

ITEM 7.    Material to be Filed as Exhibits

                          Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 26, 2008

TERRY S. BROOKS

/s/ Terry S. Brooks